BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

BUSINESS PHONE: 7275192000

MAIL ADDRESS:

STREET 1: 14255 49TH STREET NORTH, BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

STATEMENT FOR MONTH/YEAR: JUNE 2001

COMPANY DATA:

COMPANY CONFORMED NAME: RICHARD D. SVEUM

CENTRAL INDEX KEY: 0001137754

STANDARD INDUSTRIAL CLASSIFICATION:

RELATIONSHIP: OFFICER

FILING VALUES:

FORM TYPE: 4

BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH

STREET 2: BUILDING 1

CITY: CLEARWATER

STATE: FL

ZIP: 33762

MAIL ADDRESS:

STREET 1: 4420 BAYSHORE BOULEVARD NE

STREET 2:

CITY: ST PETERSBURG

STATE: FL

ZIP: 33703

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Non-Derivative Security	Transaction Date	Transaction Code	Security Amount	Securities Acquired/ Disposed (A/D)	Securities Price	Amount Beneficially Owned at End of the Month	Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Title of Derivative Security	Conversion or Exercise Price	Transaction Date
Transaction Code
				Securities Acquired/ Disposed	Date Exercisable	Expiration Date	Title	Number of Shares
Price of Security

Number Beneficially Owned End of Month
										Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Stock Option (Right to Buy)
	$5.5500	06/14/01	A	A	06/14/02	06/14/11	C	30,000*	46,090	D
Stock Option (Right to Buy)
	$5.5500	06/14/01	A	A	06/14/02	06/14/11	C	30,000*	46,090	I	Lisa Bowman-Sveum

Explanation of Responses:

* Options to be vested at 10,000 on 6/14/02, 10,000 on 6/14/03, and 10,000 on 6/14/04.

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Signature of Reporting Person Date